Exhibit 99.1

Skeena Responds to Chief Gold Commissioner’s Decision on Material in Eskay Creek Albino Lake Storage Facility

Vancouver, BC (February 8, 2022) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) responds to the decision made by the Chief Gold Commissioner on the materials in the Albino Lake Storage Facility at the past-producing Eskay Creek gold-silver project (“Eskay Creek”).

An individual holding a mineral claim on the lands that underlie Skeena’s Albino Lake Storage Facility, applied to the Chief Gold Commissioner on August 27, 2021, for a determination as to the ownership of the “minerals” in the materials deposited in the Albino Lake Storage Facility by the previous operators of the Eskay Creek Mine. The materials in question consist of tailings and minerals, containing sulfides and certain deleterious elements from the Eskay Creek Mine and are managed by Skeena under a Lands Act surface lease, and authorizations under the Mines Act and Environmental Management Act.

Notwithstanding Skeena’s ongoing environmental obligations in respect of these materials, on February 7, 2022, the Chief Gold Commissioner handed down a decision, determining that the individual, Richard Mills, owns all the materials in the Albino Lake Storage Facility.

Skeena believes that the Chief Gold Commissioner’s decision is in error and intends to appeal the decision to the Supreme Court of British Columbia in accordance with the appeal provisions in the BC Mineral Tenure Act.

Walter Coles, President & CEO, commented, “It is incomprehensible to us that the Chief Gold Commissioner of British Columbia would transfer ownership of materials that Skeena and, prior to that, Barrick, have actively managed and environmentally monitored for decades in the Albino Lake Storage Facility to an individual who staked barren mineral claims below the facility. We feel this sets a grave precedent for mineral exploration, development, and environmental liability management in British Columbia. Skeena will utilize all legal avenues to remedy this situation within the BC court system and we have already begun the appeal process.”

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to a full Feasibility Study in 2022.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the PFS, completion of a feasibility study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2020, and the Company’s Annual Information Form (“AIF”) dated March 25, 2021. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this press release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s 2020 MD&A and AIF, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. The Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.